SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
                           AMENDMENT NO. 1 TO
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended

                          Cinergetika U/L a.s.
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                             David L. Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                          Cincinnati, Ohio 45202


     In a Form U-57 filing dated March 2, 1999, SEC File Number 073-00011, Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), claimed foreign utility company ("FUCO") status for SETUZA energetika a.s., a corporation organized under the laws of the Czech Republic. Cinergy hereby notifies the Commission that SETUZA energetika a.s. has changed its name to Cinergetika U/L a.s., and claims status, under its new name, as a foreign utility company within the meaning of section 33 of the Act. The facts on which FUCO status in this matter was originally claimed have not otherwise changed. As so amended, this FUCO notification reads as follows:

Item 1. Name of entity claiming FUCO status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the FUCO and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf FUCO status is claimed is Cinergetika U/L a.s. ("Cinergetika"), Zukovova 100, 400 01 Usti nad Labem, Czech Republic.

     Cinergetika owns and operates two 6 MW coal-fired electric generators, one 1.3 MW generator, and associated transmission and distribution assets in the City of Usti nad Labem, the Czech Republic. The electricity is distributed and sold to local industry and Severoceska energetiky a.s., the regional electric transmission and distribution company.

     Cinergetika also purchases natural gas from a regional gas distribution company and distributes such gas to local industry in Usti nad Labem, Czech Republic.

     Cinergetika has an authorized share capital of 701,000,000 Czech crowns, represented by 701 shares, each with a nominal value of 1,000,000 Czech crowns. Cinergy Global Resources 1 B.V., a company incorporated in the Netherlands and an indirect wholly-owned subsidiary of Cinergy Corp., is the legal and beneficial owner of all but 1 issued share (which was retained by the Seller, SETUZA a.s.) of the issued share capital of Cinergetika.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Cinergetika: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Cinergetika, nor is any such investment or contractual relationship contemplated.

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                                SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                                        CINERGY CORP.

                                        By:  /s/William L. Sheafer
                                             Vice President & Treasurer

Dated:   September 15, 1999